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                              August 3, 2023

       Peter B  hler
       Chief Financial Officer
       Valneva SE
       6 rue Alain Bombard
       44800 Saint-Herblain, France

                                                        Re: Valneva SE
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-40377

       Dear Peter B  hler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 19. Exhibits
       Exhibit 12.1 and 12.2, page 182

   1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions.
                                                        Please file an
amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1,
2, 4 and 5 of the certifications. Refer to Instruction 12 to the
                                                        Form 20-F Exhibits and
Question 246.13 of the Compliance and Disclosure
                                                        Interpretations of
Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter B  hler
Valneva SE
August 3, 2023
Page 2

       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNamePeter B  hler                           Sincerely,
Comapany NameValneva SE
                                                         Division of
Corporation Finance
August 3, 2023 Page 2                                    Office of Life
Sciences
FirstName LastName